23003049

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| SEC FILE NUMBER |
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| 8-43150 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC Mail Processing
APR 03 2023
Washington, DC

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vining-Sparks IBG, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

775 Ridge Lake Boulevard
(No. and Street)

| Memphis | Tennessee | 38120 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Harold Gladney | (901) 762-5309 | hgladney@viningsparks.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| 300 First Stamford Place | Stamford | Connecticut | 06902 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vining-Sparks IBG, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID A DROTT
STATE OF TENNESSEE
NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 5-18-2025

Signature: [signature]

Title:
President and Chief Executive Officer

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902

Tel: +1 203 674 3000
ey.com

Building a better working world

# Report of Independent Registered Public Accounting Firm

To the Member and Management of Vining-Sparks IBG, LLC:

## Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, LLC (the "Company") as of December 31, 2022 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2023.

March 31, 2023

**VINING-SPARKS IBG, LLC AND SUBSIDIARIES**
**(A Wholly Owned Subsidiary of Stifel Financial Corp.)**

Consolidated Statement of Financial Condition

December 31, 2022

**Assets**

| *(in thousands)* | | |
|---|---|---|
| Cash | $ | 57,358 |
| Cash segregated under federal and other regulations | | 2,009 |
| Other assets | | 34 |
| Total assets | $ | 59,401 |
| **Liabilities and Capital** | | |
| Liabilities: | | |
| Payable to Parent and affiliates | $ | 5,736 |
| Accounts payable and accrued expenses | | 611 |
| Total liabilities | | 6,347 |
| Member's capital | | 53,054 |
| Total liabilities and capital | $ | 59,401 |

See accompanying notes to consolidated statement of financial condition.

## (1) Summary of Significant Accounting Policies

### *(a) Organization*

Vining-Sparks IBG, LLC (the Company) primarily acts as a U.S. government and municipal securities broker-dealer. The Company is a wholly owned subsidiary of Stifel Financial Corp. (the Parent). In the United States of America, the Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with certain regulatory agencies in Canada.

The Company has four wholly owned subsidiaries, Vining-Sparks Loan Trading, LLC (Loan Trading), Vining-Sparks Asset Management, LLC (VSAM), VSIBG Benefits, Inc. and VS Capital, LLC, whose activities during 2022 were not significant.

On April 22, 2022, the Company's primary business activities ceased and all future activities were transitioned to Stifel Nicolaus & Company, Incorporated (Stifel), a wholly-owned subsidiary of the Parent. At the time of the transition, the majority of the assets and liabilities of the Company's broker-dealer operations were sold to Stifel and all firm positions were closed out. Securities owned of $41.0 million and securities sold, not yet purchased of $5.9 million were sold to Stifel via regular way trades. The carrying values of the assets and liabilities, at the time of transition, were (*in thousands*):

| | | |
|---|---|---|
| Operating lease right of use asset | $ | 7,305 |
| Other assets, primarily prepaid expenses | | 1,215 |
| Furniture, fixtures, and equipment, net of accumulated depreciation | | 1,214 |
| Other receivables | | 217 |
| Operating lease liability | | 7,800 |

At December 31, 2022, the Company is in the process of transferring all remaining safekeeping customers and plans to terminate the broker dealer registration in 2023.

### *(b) Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

### *(c) Cash*

Cash represents funds deposited with various financial institutions and cash deposited with a clearing organization. At December 31, 2022, the Company's cash accounts exceeded federally insured limits by $58.6 million.

### *(d) Securities Transactions*

Prior to the transition to Stifel, securities transactions in regular-way trades were recorded on the trade date.

***(e) Depreciation and Amortization***

Depreciation and amortization, prior to the transition to Stifel, were provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever was less.

***(f) Operating Leases***

All the Company's operating leases were transferred to Stifel at the transition date. Prior to this date, the Company recognized and measured leases in accordance with ASC Topic 842, *Leases*. The Company leased certain office space from third parties.

***(g) Income Taxes***

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2022. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying consolidated statement of financial condition.

***(h) Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value.

***(i) Management Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

***(j) Subsequent Events***

The Company evaluates subsequent events that have occurred after the consolidated statement of financial condition date but before the consolidated financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the consolidated statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the consolidated statement of financial condition but arose after that date. The Company has evaluated subsequent events through March 31, 2023, the date the accompanying consolidated financial statements were available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the consolidated financial statements; however, we identified the following non-recognized event:

*Dividends to Stifel Financial Corp.*

During 2023, the Board of Directors authorized and the Company paid dividends of $10.0 million to the Parent.

**(2) Cash Segregated under Federal and Other Regulations**

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, the Company has portions of its cash segregated for the exclusive benefits of clients at December 31, 2022.

**(3) Related Party Transactions**

The Company has a Services Agreement with the Parent, whereby certain support services may be provided by the Parent. For the year ended December 31, 2022, no such services were provided by the Parent.

The Parent capitalizes employee promissory notes receivable and restricted stock units and allocated amortization expense to the Company through the transition date for the proportionate share of such costs. At the time of transition to Stifel, the Company paid the Parent for the amortization of the notes receivable, while the amortization associated with restricted stock units is recorded as payable to Parent and affiliates in the accompanying consolidated statement of financial condition at December 31, 2022.

For the period January 1, 2022 to April 22, 2022, the Company entered into fixed income purchase and sale transactions with Stifel, a wholly-owned subsidiary of the Parent, in the normal course of business. The total principal amounts of such transactions were purchases of $6.4 billion and sales of $280.3 million.

On April 22, 2022, the Company's activities were transitioned to Stifel, a wholly-owned subsidiary of the Parent. See Note 1 for further information.

During the year ended December 31, 2022, the Board of Directors authorized and the Company paid dividends of $40.4 million to the Parent.

During 2022, the Company had a $100 million unsecured line of credit with the Parent, which bore interest at the Wall Street Journal Prime Rate plus 25 basis points. There was no outstanding balance under this line at any time during 2022 and the line of credit matured on December 31, 2022.

**(4) Agreements with Other Broker Dealers**

Prior to the transition to Stifel, the Company had an agreement with ICBA Securities Corporation (IBSC), a FINRA registered broker dealer that is a wholly owned subsidiary of Independent Community Bankers of America (ICBA). Under the program agreement, IBSC marketed the broker dealer services provided by the Company and referred ICBA members to the Company for such services. Under the terms of the program agreement, the Company paid IBSC program fees and reimbursed IBSC for certain program expenses. .

**(5) Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2022, the Company had net capital of $52.9 million which was $52.6 million in excess of required net capital.

## (6) Commitments and Contingencies

In the normal course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2022, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

## (7) Employee Benefits

On June 30, 2022, the Company's 401(k) plan (the Plan), was transferred into in the Stifel Financial Profit Sharing 401(k) Plan. Prior to the transfer, the Plan covered substantially all Company employees. Employees were eligible to participate in the Plan at the next quarterly open enrollment period after date of hire. The Company's matching contribution was equal to 50% of certain employee contributions up to 6% of employee's base salary.